August 19, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Marina Biotech, Inc. formerly MDRNA, Inc.

Form 10-K for fiscal year ended December 31, 2009 (the “Form 10-K”)

Form 10-Q for quarter ended March 31, 2010 (the “Form 10-Q”)

File No. 000-13789

Dear Mr. Rosenberg:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 28, 2010 to J. Michael French, our President and Chief Executive Officer (the “Original Comment Letter”), with respect to the Form 10-K and the Form 10-Q, which Original Comment Letter was supplemented by the comments of the Staff as set forth in your letter dated August 5, 2010 (the “Second Comment Letter”).

The responses and supplementary information set forth below have been organized in the same manner in which the staff’s comments and headings were organized in the Second Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1.	In response to prior comments 2 and 4, you indicate that you will file a copy of your agreement with Ribotask ApS and your January 2009 amendment to your 2006 License Agreement with Amylin Pharmaceuticals, respectively. Please note that we will not be able to clear these comments until you have filed copies of these agreements.

Response

As we indicated in our letter to the Staff dated July 12, 2010, we have filed copies of these agreements as Exhibits 10.1 – 10.4 (in the case of our Patent Assignment and License Agreement with Ribotask and all amendments thereto) and Exhibit 10.5 (in the case of the amendment of

3830 Monte Villa Parkway  •  Bothell, WA 98021-7266  •  Tel: 425.908.3600  •  www.marinabio.com our Development and License Agreement with Amylin Pharmaceuticals) to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Fair Value Liability for Price Adjustable Warrants, page 32

2.	Refer to your response to prior comment five. Please tell us why you believe the fair value you have assigned to the warrants complies with GAAP given that a Black-Scholes option pricing model is not designed to attribute fair value to the price adjustment feature of your warrants. Binomial or lattice models are better suited to handle this feature.

Response

We utilized a Black-Scholes-Merton model, with probability weighting adjustments made using our judgment, to estimate the fair value of our warrant liabilities at each required measurement date. We believe that the Black-Scholes-Merton model inputs can be modified in this manner to adjust for the unique features of the warrants. We believe that our valuation methodology results in a reasonable estimate of fair value, which we have consistently applied under GAAP as described in ASC 820.

We recognize that other models (Binomial Lattice or Monte Carlo) might also be used to estimate the fair value of the warrants, including the price adjustment feature. However we believe that any difference between the warrant valuation that would be recognized based on a different valuation model would not be material. Further, we understand that a similar probability weighting adjustment would be necessary if a Binomial Lattice model were used since the price adjustment feature of the warrants is event driven and not performance driven.

Based on our belief that the differences in valuation models would most likely not be material, and our belief that the non-cash liability accounting of these warrants is not a critical factor that will influence the decisions of current and potential investors, we believe our fair value estimates are reasonable.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9 – Intellectual Property and Contractual Agreements, page 64

3.

Refer to your response to prior comment six. You disclose that you acquired intellectual property from Valeant Pharmaceuticals in consideration of payment of a non-refundable licensing fee due in equal portions in April and July 2010. You also disclose that Valeant is entitled to receive additional milestone fees, earn-outs and other payments based upon future progress of the development of a therapeutic product and future commercial sales. Please revise your disclosure to include the amount of the non-refundable licensing fee due in April and July 2010, as well as the

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amounts of additional milestone fees, earn-outs and other payments that Valeant is entitled to receive. At a minimum, disclose the aggregate payments due under your Valeant agreement, their timing and events triggering their payment. Where uncertainties prevent making a reasonable estimate of the obligations, disclose those uncertainties.

Response

In response to the comments of the Staff set forth in the Second Comment Letter, we have revised our disclosures regarding the Valeant agreement in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as set forth below (changes underlined).

Valeant Pharmaceuticals. In March 2010, we acquired intellectual property related to conformationally restricted nucleotides (CRN) from Valeant Pharmaceuticals North America in consideration of payment of a non-refundable licensing fee of $0.5 million due in equal portions in April and July 2010, which were included in research and development expense in the six months ended June 30, 2010 and as of August 12, 2010 have been paid in full. Subject to meeting of certain milestones triggering the obligation to make any such payments, we may be obligated to make a product development milestone payment of $5.0 million within 180 days of FDA approval of a New Drug Application for our first CRN related product and another product development milestone payment of $2.0 million within 180 days of FDA approval of a New Drug Application covering our second CRN related product. As of June 30, 2010, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions triggering any such milestone payment obligations have not been satisfied. Valeant is entitled to receive earn-outs in the low single digits based upon future commercial sales and earn-outs in the low double digits based upon future revenue from sublicensing. Under the agreement we are required to use commercially reasonable efforts to develop and commercialize at least one covered product. If we have not made earn-out payments of at least $5.0 million prior to the sixth anniversary of the date of the agreement, we are required to pay Valeant an annual amount equal to $50,000 per assigned patent which shall be creditable against other payment obligations. The term of our financial obligations under the agreement shall end, on a country-by-country basis, when there no longer exists any Valid Claim in such country. We may terminate the agreement upon 30 days notice, or upon 10 days notice in the event of adverse results from clinical studies. Upon termination, we are obligated to make all payments accrued as of the effective date of such termination but shall have no future payment obligations.

In accordance with the Second Comment Letter request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3830 Monte Villa Parkway  •  Bothell, WA 98021-7266  •  Tel: 425.908.3600  •  www.marinabio.com

We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3603.

Sincerely,

/s/ Peter S. Garcia
Peter S. Garcia
Chief Financial Officer

CC:	Kayreen Handley, KPMG LLP

Lawrence Remmel Esq., Pryor Cashman LLP

3830 Monte Villa Parkway  •  Bothell, WA 98021-7266  •  Tel: 425.908.3600  •  www.marinabio.com